June 17, 2010

Via EDGAR & Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4628

Attn:  Jennifer O’Brien

Division of Corporation Finance

Re:	Royal Gold, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009 and Related Filings

Response Letter Dated February 19, 2010
File No. 001-13357

Response Letter Dated April 23, 2010
File No. 001-13357

Telephonic Conference Call Dated June 1, 2010

Response Letter Dated June 7, 2010
File No. 001-13357

Dear Ms. O’Brien:

On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s June 16, 2010 comment letter addressed to me, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”), Royal Gold responds below to the staff’s comments regarding Royal  Gold’s accounting method with respect to its royalty interest in the Robinson mine operated by Quadra Mining Ltd. (“Quadra”).  Reference is also made to Royal Gold’s Response Letters to the Commission dated February 19, 2010, April 23, 2010 and June 7, 2010 and the telephonic discussion amongst each of you, Mr. Paul Libner, Controller of the Company, me and others, held on June 1, 2010 (the “Telephonic Discussion”).  Response to each of the Staff’s comments in the Comment Letter is provided below the applicable comment.

Form 10-K for Fiscal Year Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies, page 53

Royalty Revenue, page 53

1.                                       We have considered your response to comment two in our letter dated January 29, 2010, comment one in our letter dated April 6,2010, and our conference call on June 1, 2010 with regard to your 3% net smelter royalty agreement with Quadra. Based on the information you provided in your latest response letter dated June 7, 2010, please address the following items and provide us with a sample of your proposed expanded disclosure where applicable:

•                                          Expand your Critical Accounting Policy and Royalty Revenue footnote disclosures to clearly indicate that you do not have all the key information regarding the terms of the associated smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of shipment;

Response: We confirm that our Critical Accounting Policy and Royalty Revenue recognition policy provided in the notes to our financial statements will include the following language:

“We do not have all of the key information regarding the terms of the operator’s smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator’s shipment of concentrate.”

•                                          Affirm that you will continue to disclose when material adjustments have affected current revenues and operating income; and

Response: We confirm that we will continue our practice of disclosing any material adjustments to current revenue and operating income based on changes in commodity price, including as a result of any adjustments based on the operator’s final settlement of concentrate shipments.

•                                          Confirm, if true, that at the end of the life of the Robinson mine (i.e. when there is no delivery of current production), you will have no rights or obligations with respect to volume and final settlement price adjustments for delivery in prior months (i.e. net positive or negative), or otherwise advise. If true, please expand your Critical Accounting Policy and Royalty Revenue footnote disclosures accordingly.

Response: We can confirm to the Staff that the royalty contract does not provide for any rights or obligations on our part with respect to final assay and price adjustments to payments made by Quadra.  While the contract is silent about the end of the life of the Robinson mine (when there are no further concentrate shipments for which there will be future royalty payments in which any final price or assay adjustments would be included), we do not believe the contract gives us the right to receive any positive final price or assay adjustment with respect to earlier payments or the obligation to pay any negative final price or assay adjustment with respect to earlier payments.  We respectfully submit that it is not appropriate to include language regarding end of mine operations in our Critical Accounting Policy and Royalty Revenue recognition disclosure.  We do, however, confirm, and will include in our Critical Accounting Policy and Royalty Revenue recognition disclosure, that Quadra has the option to include such final adjustments as a component of future royalty payments.

Set forth below is a revised Critical Accounting Policy and Royalty Revenue recognition disclosure in the notes to our financial statements, with new language in response to the Comment Letter underlined and deleted language marked with strikethrough.

Royalty revenue is recognized pursuant to guidance in Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition for Financial Statements~~.  Revenue~~ and based upon amounts contractually due pursuant to the underlying royalty agreement.  Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the persuasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured.  For royalty payments received in gold, royalty revenue is recorded at the average spot price of gold for the period in which the royalty was earned.

Revenue recognized pursuant to the Robinson royalty agreement is based upon 3 percent of revenue received by the operator of the mine, Quadra Mining Ltd. (“Quadra”), for the sale of minerals from the Robinson mine, reduced by certain costs incurred by Quadra.  Quadra’s concentrate sales contracts with third-party smelters, in general, provide for an initial sales price payment based upon provisional assays and quoted metal prices at the date of shipment.  Final true up sales price payments to Quadra are subsequently based upon final assays and market metal prices set on a specified future date, typically one to three months after the date the concentrate arrives at the third-party smelter (which generally occurs four to five months after the shipment date from the Robinson mine).  We do not have all of the key information regarding the terms of the operator’s smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator’s shipment of concentrate.

~~Royal Gold recognizes revenue under the Robinson royalty agreement based on amounts contractually due pursuant to the calculations above for the underlying sale.  As a result of pricing variations in gold, silver and copper over the respective settlement period, royalty revenue recognized on the Robinson royalty could be positively or negatively impacted by any changes in metal prices between the provisional and final settlement periods.~~

Each monthly payment from Quadra is typically a combination of revenue received by Quadra for provisional payments during the month and any upward or downward adjustments for final assays and commodity  prices for earlier shipments.  Whether the payment to Royal Gold is based on Quadra’s revenue in the form of provisional or final payments, Royal Gold records royalty revenue and a corresponding receivable based on the monthly amounts it receives from Quadra, as determined pursuant to the royalty agreement.  The royalty contract does not provide Royal Gold with the right or the obligation to settle any final assay and commodity price adjustments with Quadra.  Therefore, once a given monthly payment is received by Royal Gold it is not subject to later adjustment based on adjustments for assays or commodity prices.  Under the royalty agreement, Quadra may include such final adjustments as a component of future royalty payments.

With regard to the Staff’s request that we comment on the need for an amendment, we respectfully submit that providing the enhanced Critical Accounting Policy and Royalty Revenue recognition disclosure in appropriate future filings is the appropriate means to address the Staff’s comments.  We believe that the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (the “2009 Annual Report”), together with our other filings with the SEC, provides all material information regarding the revenue effect of the Robinson royalty on the Company and, viewed in its entirety, the Annual Report, together with our other filings with the SEC, contains all material information necessary for investors to make fully informed decisions.  We will, however, incorporate the above revised Critical Accounting Policy and Royalty Revenue recognition disclosure in our future filings, to the extent appropriate and required by such filings.

Closing Remarks

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (303) 575-6502.

Sincerely,
/s/ Stefan Wenger
Stefan Wenger
Chief Financial Officer and Treasurer

cc:	Tony Jensen, Chief Executive Officer
Paul Hilton, Esq., Hogan Lovells US LLP
Eric Jacobsen, Partner, PricewaterhouseCoopers LLP